Skadden, Arps, Slate, Meagher & Flom llp
155 NORTH WACKER DRIVE
CHICAGO, ILLINOIS 60606

February 14, 2011

FIRM/AFFILIATE OFFICES

BOSTON HOUSTON LOS ANGELES NEW YORK PALO ALTO SAN FRANCISCO WASHINGTON, D.C. WILMINGTON

BEIJING BRUSSELS FRANKFURT HONG KONG LONDON MOSCOW MUNICH PARIS SÃO PAULO SHANGHAI SINGAPORE SYDNEY TOKYO TORONTO VIENNA
Mr. Vincent DiStefano
Senior Counsel
Securities and Exchange Commission
Office of Investment Management
100 F Street, N.E.
Washington, DC 20549

RE: Invesco Van Kampen Senior Loan Fund — N-14 Registration
Statement (File Numbers 811-05845 and 333-121061)
Dear Mr. DiStefano:
     Thank you for your telephonic comments regarding the Registration Statement on Form N-14 filed on December 23, 2010 by Invesco Van Kampen Senior Loan Fund (the “Acquiring Fund”) under the Securities Act of 1933, as amended (“Securities Act”) (File Nos. 811-05845 and 333-121061) (the “Registration Statement”). On behalf of the Acquiring Fund, we have articulated your comments to the best of our understanding and provided our responses to your comments below. Where changes were necessary in response to your comments, they are reflected in Pre-Effective Amendment No. 1 to the Registration Statement which was filed via EDGAR on February 14, 2011.
General

Comment 1	Please identify each fund by name rather than by “Acquiring Fund” or “Target Fund” in the various tables included in the Registration Statement.

Response 1	The tables have been revised as requested.

Comment 2	Please confirm that existing holders of Class IB Shares of the Acquiring Fund will not be subject to an early withdrawal charge on repurchases of Class IB Shares.

Response 2	The Target Fund imposes an early withdrawal charge on repurchases of shares effected during the first through fourth years after purchase. The Acquiring Fund confirms that Target Fund shareholders who receive Class IB Shares of the

Acquiring Fund in connection with the Reorganization will pay early withdrawal charges on share repurchases consistent with the early withdrawal charge schedule of the Target Fund. However, existing holders of Class IB Shares of the Acquiring Fund will not be subject to an early withdrawal charge on repurchases of Class IB Shares.
Expense Table and Example

Comment 3	Please explain why the figures in the Expense Table in the line items “Fee waiver and/or expense reimbursement” and “Total annual fund operating expenses after fee waiver and/or expense reimbursement” do not appear to correspond with the expense caps disclosed in footnotes 3, 4 and 5.

Response 3	Each of footnotes 3, 4 and 5 disclose that the expense cap described therein does not take into account “(i) interest; (ii) taxes; (iii) dividend expense on short sales; (iv) extraordinary or non-routine items; and (v) expenses that the Acquiring Fund has incurred but did not actually pay because of an expense offset arrangement.” Further, each referenced footnote discloses that the above-mentioned excluded items could cause the total annual fund operating expenses after fee waiver and/or expense reimbursement to exceed the expense cap. The Acquiring Fund notes that the figures set forth in the line item “Total annual fund operating expenses after fee waiver and/or expense reimbursement” include interest expense on borrowing, which are separately set forth in the Expense Table in the line item “Interest payments on borrowed funds.” After subtracting such interest payments from the “Total annual fund operating expenses after fee waiver and/or expense reimbursement” figures, expenses for Target Fund Shares, Acquiring Fund Class IB Shares and Pro Forma Acquiring Fund Class IB Shares are 1.32%, 1.53% and 1.32%, respectively, in line with the expense caps described in footnotes 3, 4 and 5 of 1.32% (Target Fund Shares), 1.53% (Acquiring Fund Class IB Shares) and 1.32% (Pro Forma Acquiring Fund Class IB Shares).
Summary of Key Information

Comment 4	Please disclose under the heading “Will there by any tax consequences resulting from the merger?” if there will be any pre-merger sales of portfolio securities resulting in tax consequences to the Acquiring Fund or its shareholders.

Response 4	The Acquiring Fund notes that there are not expected to be pre-merger sales of portfolio securities resulting in tax consequences to the Acquiring Fund or its shareholders.

Comment 5	Please include in the Proxy Statement/Prospectus information regarding capital loss carryforward limitations.

Response 5	Disclosure has been included as requested under the heading “Federal Income Tax Consequences”.
Comparison of Principal Risks of Investing in the Funds

Comment 6	Under the heading “Comparison of Principal Risks of Investing in the Funds” please highlight the differences between the risk factors affecting the Acquiring Fund and the Target Fund.

Response 6	Disclosure has been revised as requested.
The Proposed Reorganization

Comment 7	Under the heading “Board Considerations in Approving the Reorganization” please explain why the Board deemed an increase in fees to be a benefit of the Reorganization.

Response 7	The Acquiring Fund notes that the disclosure in the referenced paragraph relates to the consideration by the Board of “potential benefits and costs of the Reorganization” and summarizes the information which the Board took into account in their consideration of the Reorganization, which included information regarding “the current expense ratios and expense structures, including contractual investment advisory fees.”
Financial Highlights

Comment 8	Footnote (g) to Exhibit F (Financial Highlights) states that prior to July 31, 2010, the interest expense ratio excluded credit line fees. Please provide an explanation.

Response 8	The Acquiring Fund incurs certain costs in connection with a line of credit; such costs include primarily the interest expense on the credit line and to a much lesser degree certain other costs in obtaining and maintaining such line. All of these costs are included in the Acquiring Fund’s annual total net expense ratio. Prior to the last fiscal year, only the interest-related costs were shown in the line labeled “Interest Expense” and the other expenses related to the credit line were included in other expenses; in the last fiscal year, disclosure was modified to report all expenses related to the credit line in the line labeled “Interest Expense.” Because the prior years’ expenses were not reclassified, the Acquiring Fund added the footnote referenced in your comment. Because the financial highlights shown here are taken from the Acquiring Fund’s annual report and prospectus, the Acquiring Fund has provided this explanation supplementally in response to the Staff’s comment but has not opted to revise the disclosure.

Statement of Additional Information

Comment 9	Please add language in Appendix A (Pro Forma Financial Information) stating that all securities held by the Target Fund conform to the permitted investment guidelines of the Acquiring Fund so there will be no repositioning costs associated with selling Target Fund securities.

Response 9	All Target Fund securities conform to the permitted investment guidelines of the Acquiring Fund so there are not expected to be any repositioning costs incurred in connection with the Reorganization. Disclosure has been included as requested.
*                    *                    *
                                In connection with the effectiveness of the Registration Statement, the Acquiring Fund acknowledges that the disclosure included in the Registration Statement is the responsibility of the Acquiring Fund. The Acquiring Fund further acknowledges that the action of the Commission or the staff acting pursuant to delegated authority in reviewing the Registration Statement does not relieve the Acquiring Fund from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement; and that the Acquiring Fund will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
                                Should you have any questions concerning our responses to your comments, please direct them to Elizabeth Nelson at (630) 684-6301 or the undersigned at (312) 407-0863.
Sincerely,

/s/ Charles B. Taylor

4